UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 2)*


                              FUSHI COPPERWELD, INC.
 -------------------------------------------------------------------------------
                                (Name of Issuer)

                   COMMON STOCK, (PAR VALUE $0.006 Per Share)
 -------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    36113E107
 -------------------------------------------------------------------------------
                                  (CUSIP Number)

                                 Gilbert H. Davis
                           Sims Moss Kline & Davis LLP
                         Three Ravinia Drive, Suite 1700
                                Atlanta, GA 30346
                                  (770) 481-7205
      (Name, Address and Telephone Number of Person Authorized to Receive
                            Notices and Communications)

                                  MARCH 14, 2011
 -------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)



         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this
         Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [X].

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                              Page 1 of 8 Pages
SCHEDULE 13D
CUSIP No.  36113E107
------------------------------------------------------------------------
1    Names of Reporting Persons
     I.R.S. Identification Nos. of above persons (entities only).
     Bay Resource Partners, L.P.
-------------------------------------------------------------------------------

2    Check the Appropriate Box if a Member of a Group (See
     Instructions)
     a. [ ]
     b. [ ]
-------------------------------------------------------------------------------

3    SEC Use Only
-------------------------------------------------------------------------------

4    Source of Funds (See Instructions)
     WC
-------------------------------------------------------------------------------

5    Check if Disclosure of Legal Proceedings Is Required
     Pursuant to Items 2(d) or 2(e) [ ]
-------------------------------------------------------------------------------

6    Citizenship or Place of Organization
     Delaware
-------------------------------------------------------------------------------
                    7    SOLE VOTING POWER
    NUMBER OF            None
     SHARES
    BENEFICIALLY    ----------------------------------------------------------
    OWNED BY        8    SHARED VOTING POWER
      EACH               495,700
    REPORTING
     PERSON         ----------------------------------------------------------
      WITH          9    SOLE DISPOSITIVE POWER
                         None
                    ----------------------------------------------------------
                   10    SHARED DISPOSITIVE POWER
                         495,700
-------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned by Each Reporting Person
     495,700
-------------------------------------------------------------------------------
12   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions) [  ]

-------------------------------------------------------------------------------
13   Percent of Class Represented By Amount in Row (11)
     1.3%
-------------------------------------------------------------------------------

14   Type of Reporting Person (See Instructions)
     PN
-------------------------------------------------------------------------------
                              Page 2 of 8 Pages



SCHEDULE 13D
CUSIP No.  36113E107
------------------------------------------------------------------------
1    Names of Reporting Persons
     I.R.S. Identification Nos. of above persons (entities only).
     Bay II Resource Partners, L.P.
-------------------------------------------------------------------------------

2    Check the Appropriate Box if a Member of a Group (See
     Instructions)
     a. [ ]
     b. [ ]
-------------------------------------------------------------------------------

3    SEC Use Only
-------------------------------------------------------------------------------

4    Source of Funds (See Instructions)
     WC
-------------------------------------------------------------------------------

5    Check if Disclosure of Legal Proceedings Is Required
     Pursuant to Items 2(d) or 2(e) [ ]
-------------------------------------------------------------------------------

6    Citizenship or Place of Organization
     Delaware
-------------------------------------------------------------------------------
                    7    SOLE VOTING POWER
    NUMBER OF            None
     SHARES
    BENEFICIALLY    ----------------------------------------------------------
    OWNED BY        8    SHARED VOTING POWER
      EACH               1,068,800
    REPORTING
     PERSON         ----------------------------------------------------------
      WITH          9    SOLE DISPOSITIVE POWER
                         None
                    ----------------------------------------------------------
                   10    SHARED DISPOSITIVE POWER
                         1,068,800
-------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned by Each Reporting Person
     1,068,800
-------------------------------------------------------------------------------
12   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions) [  ]

-------------------------------------------------------------------------------
13   Percent of Class Represented By Amount in Row (11)
     2.8%
-------------------------------------------------------------------------------

14   Type of Reporting Person (See Instructions)
     PN
-------------------------------------------------------------------------------
                              Page 3 of 8 Pages



SCHEDULE 13D
CUSIP No.  36113E107
------------------------------------------------------------------------
1    Names of Reporting Persons
     I.R.S. Identification Nos. of above persons (entities only).
     Bay Resource Partners Offshore Master Fund, L.P.
-------------------------------------------------------------------------------

2    Check the Appropriate Box if a Member of a Group (See
     Instructions)
     a. [ ]
     b. [ ]
-------------------------------------------------------------------------------

3    SEC Use Only
-------------------------------------------------------------------------------

4    Source of Funds (See Instructions)
     WC
-------------------------------------------------------------------------------

5    Check if Disclosure of Legal Proceedings Is Required
     Pursuant to Items 2(d) or 2(e) [ ]
-------------------------------------------------------------------------------

6    Citizenship or Place of Organization
     Cayman Islands
-------------------------------------------------------------------------------
                    7    SOLE VOTING POWER
    NUMBER OF            None
     SHARES
    BENEFICIALLY    ----------------------------------------------------------
    OWNED BY        8    SHARED VOTING POWER
      EACH               2,210,043
    REPORTING
     PERSON         ----------------------------------------------------------
      WITH          9    SOLE DISPOSITIVE POWER
                         None
                    ----------------------------------------------------------
                   10    SHARED DISPOSITIVE POWER
                         2,210,043
-------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned by Each Reporting Person
     2,210,043
-------------------------------------------------------------------------------
12   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions) [  ]

-------------------------------------------------------------------------------
13   Percent of Class Represented By Amount in Row (11)
     5.9%
-------------------------------------------------------------------------------

14   Type of Reporting Person (See Instructions)
     PN
-------------------------------------------------------------------------------
                              Page 4 of 8 Pages



SCHEDULE 13D
CUSIP No.  36113E107
------------------------------------------------------------------------
1    Names of Reporting Persons
     I.R.S. Identification Nos. of above persons (entities only).
     GMT Capital Corp.
-------------------------------------------------------------------------------

2    Check the Appropriate Box if a Member of a Group (See
     Instructions)
     a. [ ]
     b. [ ]
-------------------------------------------------------------------------------

3    SEC Use Only
-------------------------------------------------------------------------------

4    Source of Funds (See Instructions)
     WC
-------------------------------------------------------------------------------

5    Check if Disclosure of Legal Proceedings Is Required
     Pursuant to Items 2(d) or 2(e) [ ]
-------------------------------------------------------------------------------

6    Citizenship or Place of Organization
     Delaware
-------------------------------------------------------------------------------
                    7    SOLE VOTING POWER
    NUMBER OF            None
     SHARES
    BENEFICIALLY    ----------------------------------------------------------
    OWNED BY        8    SHARED VOTING POWER
      EACH               3,902,643
    REPORTING
     PERSON         ----------------------------------------------------------
      WITH          9    SOLE DISPOSITIVE POWER
                         None
                    ----------------------------------------------------------
                   10    SHARED DISPOSITIVE POWER
                         3,902,643
-------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned by Each Reporting Person
     3,902,643
-------------------------------------------------------------------------------
12   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions) [  ]

-------------------------------------------------------------------------------
13   Percent of Class Represented By Amount in Row (11)
     10.3%
-------------------------------------------------------------------------------

14   Type of Reporting Person (See Instructions)
     CO
-------------------------------------------------------------------------------

                              Page 5 of 8 Pages



SCHEDULE 13D
CUSIP No.  36113E107
------------------------------------------------------------------------
1    Names of Reporting Persons
     I.R.S. Identification Nos. of above persons (entities only).
     Thomas E. Claugus
-------------------------------------------------------------------------------

2    Check the Appropriate Box if a Member of a Group (See
     Instructions)
     a. [ ]
     b. [ ]
-------------------------------------------------------------------------------

3    SEC Use Only
-------------------------------------------------------------------------------

4    Source of Funds (See Instructions)
     OO
-------------------------------------------------------------------------------

5    Check if Disclosure of Legal Proceedings Is Required
     Pursuant to Items 2(d) or 2(e) [ ]
-------------------------------------------------------------------------------

6    Citizenship or Place of Organization
     Delaware
-------------------------------------------------------------------------------
                    7    SOLE VOTING POWER
    NUMBER OF            94,200
     SHARES
    BENEFICIALLY    ----------------------------------------------------------
    OWNED BY        8    SHARED VOTING POWER
      EACH               3,902,643
    REPORTING
     PERSON         ----------------------------------------------------------
      WITH          9    SOLE DISPOSITIVE POWER
                         94,200
                    ----------------------------------------------------------
                   10    SHARED DISPOSITIVE POWER
                         3,902,643
-------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned by Each Reporting Person
     3,994,543
-------------------------------------------------------------------------------
12   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions) [  ]

-------------------------------------------------------------------------------
13   Percent of Class Represented By Amount in Row (11)
     10.6%
-------------------------------------------------------------------------------

14   Type of Reporting Person (See Instructions)
     IN
-------------------------------------------------------------------------------

                              Page 6 of 8 Pages

SCHEDULE 13D
CUSIP No.  36113E107
-------------------------------------------------------------------------------

Explanatory Note:

          This Amendment No. 2 amends and supplements Amendment No. 1 to
          Schedule 13D filed on November 23, 2010 which amended and supplemented the Schedule 13D filed on November 5, 2010. The Reporting Persons previously reported their beneficial ownership of the Common Stock on a Schedule 13G filed October 8, 2010, as amended by Amendment No. 1 thereto filed October 13, 2010 and Amendment No. 2 thereto filed October 27, 2010.


Item 1.   Security and Issuer
          -------------------
          No material changes from Amendment No. 1 to Schedule 13D filed by the Reporting Persons on November 23, 2010.


Item 2.   Identity and Background
          -----------------------
          No material changes from Amendment No. 1 to Schedule 13D filed by the Reporting Persons on November 23, 2010.


Item 3.   Source and Amount of Funds or Other Consideration
          -------------------------------------------------
          Item 3 to Schedule 13D is amended, in pertinent part, as follows:

          All of the Shares to which this Statement relates were purchased by the Reporting Persons and were purchased with working capital in open market purchases as more fully set forth in Schedule A, which is incorporated by reference herein.

          The Reporting Persons used an aggregate of approximately $4,738,518.75 (including brokerage commissions) to purchase the additional Securities reported as beneficially owned in Item 5 since the most recent filing on Schedule 13D.

          In the event that the Reporting Persons purchase additional shares of the Issuer Common Stock, it is currently contemplated that it will use its working capital for such purchases. As of the date of this Statement, no other arrangements with third parties have been made with respect to financing the acquisition of additional shares of Issuer Common Stock.


Item 4.   Purpose of Transaction
          ----------------------
          No material changes from Amendment No. 1 to Schedule 13D filed by the Reporting Persons on November 23, 2010.

-------------------------------------------------------------------------------


                              Page 7 of 8 Pages



SCHEDULE 13D
CUSIP No.  36113E107
-------------------------------------------------------------------------------

Item 5.   Interest in Securities of the Issuer
          ------------------------------------
          Except as provided below, there are no material changes from Amendment No. 1 to Schedule 13D filed by the Reporting Persons on November 23, 2010.

          The aggregate percentage of Shares reported as owned by each Reporting Person is based upon 37,797,239 Shares outstanding as of November 5, 2010, which is the total number of Shares outstanding as reported in the Issuers Form 10-Q filing for the quarterly period ended September 30, 2010, filed with the Securities and Exchange Commission on November 8, 2010. This Statement is being filed with respect to an aggregate of 3,994,543 Shares of Common Stock. There are no material changes from Amendment No. 1 to Schedule
          13D filed by the Reporting Persons on November 23, 2010 except as regards beneficial ownership as indicated on Pages 2 through 6 herein.

Item 6.   Contracts, Arrangements, Understandings or Relationships with
          Respect to Securities of the Issuer
          -----------------------------------
          No material changes from Amendment No. 1 to Schedule 13D filed by the Reporting Persons on November 23, 2010.

Item 7.   Material to be Filed as Exhibits
          --------------------------------
          No material changes from Amendment No. 1 to Schedule 13D filed by the Reporting Persons on November 23, 2010.


     After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: March 17, 2011


                                              /s/ Thomas E. Claugus
                                              --------------------------------
                                              Thomas E. Claugus, for himself
                                              and as President of GMT Capital
                                              Corp., for itself and as the
                                              general partner of (i) Bay
                                              Resource Partners, L.P. and (ii)
                                              Bay II Resource Partners, L.P.,
                                              and as the investment manager
                                              of (iii) Bay Resource Partners
                                              Offshore Master Fund, L.P. and
                                              (iv) certain other accounts.


                             Page 8 of 8 Pages

 -----------------------------------------------------------------------------



                                 Schedule A
                                 ----------

    Transactions In The Shares During The Past 60 Days Or Since The Most Recent Prior Filing On Schedule 13D or Amendments Thereto
   -------------------------------------------------------------------------

                         BAY RESOURCE PARTNERS, L.P.
                                  (Bay)

          Date of              No. Shares            Price Per
          Purchase           Purchased/Sold            Share
          --------            -------------          ----------
          11/23/2010              6,400                  9.20
          11/29/2010             22,100                  9.29
          12/13/2010              8,400                  9.49
          12/20/2010              4,200                  9.30
          12/27/2010              2,300                  9.06
          12/28/2010              2,300                  8.98
          03/14/2011              9,800                  8.62
          03/14/2011             27,900                  8.61

                       BAY II RESOURCE PARTNERS, L.P.
                                (Bay II)

          11/23/2010              7,700                  9.20
          11/29/2010             26,300                  9.29
          12/13/2010             10,000                  9.49
          12/20/2010              5,000                  9.30
          12/27/2010              2,700                  9.06
          12/28/2010              2,800                  8.98
          03/14/2011             11,700                  8.62
          03/14/2011             33,400                  8.61

              BAY RESOURCE PARTNERS OFFSHORE MASTER FUND, L.P.
                             (Offshore Fund)

          11/23/2010             30,873                  9.20
          11/29/2010            105,000                  9.29
          12/13/2010             40,000                  9.49
          12/20/2010             20,000                  9.30
          12/27/2010             11,000                  9.06
          12/28/2010             11,000                  8.98
          03/14/2011             25,900                  8.62
          03/14/2011             74,100                  8.61

                            GMT CAPITAL CORP.

          11/23/2010              1,200                  9.20
          11/29/2010              4,000                  9.29
          12/13/2010              1,500                  9.49
          12/20/2010                800                  9.30
          12/27/2010                400                  9.06
          12/28/2010                400                  8.98
          03/14/2011              2,000                  8.62
          03/14/2011              5,800                  8.61


                                  Page A-1

                            THOMAS E. CLAUGUS
                                 (CLAUGUS)

          Date of              No. Shares            Price Per
          Purchase           Purchased/Sold            Share
          --------            -------------          ----------

          11/23/2010                700                  9.20
          11/29/2010              2,400                  9.29
          12/13/2010                900                  9.49
          12/20/2010                500                  9.30
          12/27/2010                200                  9.06
          12/28/2010                300                  8.98
          03/14/2011                600                  8.62
          03/14/2011              1,700                  8.61


          All of the above transactions were open market purchases on the NASDAQ National Market System.


                                  Page A-2


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